Filed by American Midstream Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Southcross Energy Partners, L.P.

Commission File No.: 001-35719

American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

C O R P O R A T E    P A R T I C I P A N T S

Mark Buscovich, Manager of Finance

Lynn Bourdon, III, Chairman, President and Chief Executive Officer

Rene Casadaban, Senior Vice President and Chief Operating Officer

Eric T. Kalamaras, Senior Vice President and Chief Financial Officer

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

TJ Schultz, RBC Capital Markets

P R E S E N T A T I O N

Operator:

Good morning. My name is Casey and I will be your conference operator today. At this time, I would like to welcome everyone to the American Midstream Third Quarter 2017 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. If you would like to ask a question during this time, simply please press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you. Mark Buscovich, you may begin your conference.

Mark Buscovich:

Thank you, Casey. Good morning and welcome to the Third Quarter 2017 Earnings Call for American Midstream Partners. Our press release outlining third quarter results can be accessed on the Investor Relations section of the Partnership’s website at americanmidstream.com, along with our third quarter earnings release. A replay of this call will be archived on the Partnership’s website for a limited time.

Leading the call today will be Lynn Bourdon, Chairman, President and Chief Executive Officer, Rene Casadaban, Senior Vice President and Chief Operating Officer, and Eric T. Kalamaras, Senior Vice President and Chief Financial Officer, as well as other members of the Management Team. Lynn, Rene, and Eric will discuss results for the third quarter of 2017. Afterwards, we will open the call for your questions.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Please note the cautionary language regarding forward-looking statements contained in this press release. This same language applies to statements made in today’s conference call. This call will contain time-sensitive information as well as forward-looking statements which are only accurate as of today, November 8, 2017. American Midstream Partners expressly disclaims any obligation to update or amend the information contained in the conference call to reflect events or circumstances that may arise after today’s date, except as required by applicable law.

For a complete list of risks and uncertainties that may affect future performance, please refer to the Partnership’s periodic filings with the SEC. We will discuss non-GAAP measures on the call. Please refer to the table on our earnings release and presentation, both posted in the Investor Relations section of our website, to find a reconciliation of non-GAAP financial measures referenced in today’s call and their corresponding GAAP measures.

With that, I’ll turn the call over to our Chief Executive Officer, Lynn Bourdon.

Lynn Bourdon, III:

Thank you, Mark. We appreciate everyone joining us on the conference call this morning. Today, we will discuss our third quarter results and provide an update on the ongoing transition of AMID into a fully integrated gathering, processing and transmission company focused in select core areas.

Before Rene and Eric provide details on our operational and financial performance, I thought it would be good to talk more about the cumulative steps that we have taken to advance AMID’s financial and strategic posture since the last time we talked. We have continued to deliver on the commitments this management team has made for the past 24 months. Earlier this year we outlined an aggressive capital allocation strategy that was designed to create a more competitive and integrated partnership. As we sit here today, just about 90 days from when we held our last earnings call, what we have achieved is significant. These accomplishments underscore the support that we have had and can expect from our sponsor ArcLight Capital Partners as we move forward.

For instance, ArcLight was right alongside of us as we took a number of critical steps in 2016 to improve the financial stability of the Partnership which has now allowed us to recently announce our 25th consecutive distribution since going public back in 2011. This has been a timeframe when many of our peers have been working to survive while AMID has been thriving.

Let’s review what’s happened in the last 90 days. We’ve consummated the sale of our propane marketing businesses; we’ve purchased an incremental 15.5% of the best floating production system in the entire Gulf of Mexico called Delta House, that incidentally is backed by LLOG, one of the best offshore exploration and production companies in the sector. We have purchased an additional 17% of the Destin and Okeanos Pipeline systems, which moves approximately 60% to 65% of all the Mississippi Canyon gas volumes; we’ve consolidated our joint venture partner Panther Asset Management; and we’ve invested or made the decision to invest more than $56 million of organic capital on projects designed to increase distributable cash flow by either increasing new business or lowering cost. In addition, we have managed our expenses during the year and are in the process of investing in and starting up new internal systems that will greatly upgrade the efficiency in which we do business internally.

And, that’s not all. Just a week ago, we announced the acquisition of Southcross Holdings and a proposed merger of Southcross Energy Partners in American Midstream Partners, our second corporate merger in the past 12 months. This transaction is expected to close in the second quarter of 2018.

This acquisition is an absolute game changer. No longer are we relegated to the sidelines when contemplating basin-to-basin participation and capital investments. No longer are we, nor should we, be considered strictly a gathering and supply type of MLP. With the amount of direct end user demand that is tied to the existing AMID and new Southcross systems, we are now able to link supply from both indigenous and outside basins to solid and growing demand markets. This places us in a position to start

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

exploring our opportunity sets that can provide the baseline justification to make investments, for instance in the Permian Basin, that otherwise would have simply added a gathering system as a single service offering. These are some of the reasons that we say this is transformational transaction for AMID and will significantly enhance our ability to compete on a larger scale and generate substantial unitholder value.

This transaction is a clear step to achieve our objective of creating a high density, full integrated platform that links crude oil, natural gas and NGL supplies to high growth, end user markets along the U.S. Gulf Coast. Not only are the Southcross assets a good complementary fit with the AMID assets, but the combination positions us to participate in the full midstream value chain. This critical element provides the Partnership with dramatically enhanced optionality to benefit from misaligned market conditions and compelling operational and commercial opportunities.

In the near term, we have already identified numerous synergies that we will work to realize upon closing. Longer term, we see enormous value chain extension opportunities that we believe can be captured and expanded over the next several years, making this transaction significantly more valuable over time.

If you haven’t had a chance to listen to the webcast conference call we hosted to discuss the transaction, or to view the related slides, we encourage you to visit the Investor Relations section of our website and learn more about why we are so excited about this combination.

Two years ago, we developed a vision that we could build a successful midstream company capable of competing in this industry and one that would create substantive value for the unitholders. We are well on our way to doing this. Consider that we expect EBITDA will have increased by over 300% for Year End 2017 versus 2015. We believe that our growing track record for successfully acquiring and integrating assets clearly demonstrates our capability to identify and create value.

Over the last 18 months we have completed over $1.1 billion of accretive transactions at attractive valuations. We have taken and are taking bold steps and decisive action to redeploy capital from non-core businesses into more strategic assets that have higher growth potential and have undertaken an unprecedented fast paced capital redeployment campaign.

The sale of our propane business for $170 million in cash, which we closed in the third quarter, is a strong example of this. We successfully redeployed some of the proceeds in the underutilized Cayenne Pipeline and purchased additional assets, thereby creating an integrated offshore pipeline system that offers producers multiple options for gas processing services and related liquids products marketing.

Now, moving on to financial results, we are pleased with our third quarter results as we find ourselves in the midst of this fast paced capital redeployment campaign. Despite this transitional quarter related to asset sale timing, we have been able to replace and grow DCF through organic growth, dropdowns and acquisitions, all while maintaining a strong coverage ratio. Eric will go into more detail on our financial results shortly.

In the third quarter of 2017 we made significant strides in our asset optimization program driven by a number of transactions. With this robust level of activity, some transactions occurred a bit later than we had expected, but we anticipate the underlying benefit to be very positive. As we continue to integrate the acquired assets while divesting those that are non-core, our cash flow and results may face some time lag, but over the near term, this activity will result in accretive results for the Partnership in 2018.

During the third quarter we increased our stake in multiple offshore assets that when combined significantly improve our optionality and service offerings in the Gulf of Mexico. We are building asset density in the Eastern Gulf of Mexico which has positioned us to capture more volumes and better participate in the Gulf Coast value chain.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Volumes on the Viosca Knoll System have increased 15% since our acquisition during the second quarter of this year. In addition we continue to see solid volume performance on both our Destin and Okeanos assets. While we did see some minor hurricane-related impacts to our offshore volumes, these volumes have since rebounded and Rene will discuss this in more detail shortly.

We have also rapidly expanded our asset integration expertise while creating business efficiency. This highlights our ability to manage the integration of both assets and entities as we move forward.

Crude fundamentals rebounded during the third quarter and we are pleased to see the recent improvement in pricing and associated activity. Permian producers remain active, improving acreage swapping positions and negotiating leasehold activity around the Silver Dollar Pipeline. This has increased the level of commercial development opportunities in the area and is leading to more potential organic growth projects for AMID.

We are currently in the process of extending our system by approximately 20 miles as a result of several new deals. The volumes from this project should increase by about 7,000 barrels a day in 2018 and over 10,000 barrels a day in 2019. This extension also places our system nearer to multiple undedicated and highly economic acreage that we should be able to bring onto our system.

We’re also seeing strong activity in the Eagle Ford and the Permian with our Inc. (phon) producers on both systems having great success and increasing the number of wells being brought on to production, which will drive further growth for our gathering and processing businesses.

We continue to expand our reach through the trucking asset that came to AMID from the JPE acquisition, and with AMID Logistics delivering significant volumes to Longview and our Permian processing facilities.

We’ve also invested about $8 million recently in the Lavaca area to lay new gathering lines and install owned compression versus using rental. We are beginning to see the positive results of this new activity and lower operating costs that will carry into 2018 in a more tangible manner.

The Southcross assets in the Eagle Ford will extend our customer reach even further to numerous producers in the Eagle Ford and key end users in downstream markets, including the potential for us to integrate Lavaca System into our gathering network in the near future.

Our Transmission business continues to remain steady with some new projects such as our recently announced Southern Natural Gas Interconnect which came online this quarter and will increase the volume throughput. We are also excited to bring the TransUnion Pipeline into our portfolio, giving us additional presence in that area.

In the third quarter, the Terminals business continue to be a solid performing asset. We substantially expanded our asphalt storage and delivery capabilities at the Harvey Terminal, and showed strong motor fuel throughputs and butane blending at our Refined Products terminals.

I’ll now turn the call over to Rene Casadaban who will walk through our activity in our key business areas.

Rene Casadaban:

Thanks, Lynn. Continuing on from where Lynn just left off, I’ll walk you through our business segments where we’ve had a lot of activity and success over the last several months. Starting with our offshore segment, if you follow the AMID story, you will know that we have acquired new systems and increased our ownership in multiple cornerstone assets in the Gulf of Mexico. As we reported last quarter, the transition continues for the VK 817 platform and associated pipelines, and we still expect to achieve operational synergies by year-end.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Our offshore segment was negatively impacted during the third quarter, largely due to weather related outages. In addition, several producers opted to take this opportunity to perform unscheduled platform and subsea maintenance. We did experience reduced volumes during this downtime, however, our volumes have since rebounded and in some cases we have seen production increases from several deepwater platforms.

Overall, natural gas volumes were lower in the third quarter, primarily as a result of AMID’s abandonment of its dry gas pipeline. This abandonment paved the way for our joint venture with Target Resources on the Cayenne Pipeline project. This project provides a 15-year dedication of NGL production from the Venice Gas Processing Plant to provide long-term y-grade transportation from Venice to local fractionation. Cayenne is another example where AMID is putting an underutilized asset into much more valuable service by supporting offshore producers and providing onshore gas processing optionality. The project is well underway and we expect to start up by year-end.

As a further indicator of strong offshore activity, we exceeded expectations in the third quarter on our Tri-State and Wilprise NGL joint venture. As we announced last quarter, consolidating Main Pass Oil Gathering and American Panther into the Partnership’s portfolio through the acquisition of Panther Asset Management enhances our Gulf of Mexico assets by providing customers with strong interconnectivity. This allows AMID to provide multiple product delivery points as well as positioning AMID as a Gulf of Mexico crude oil pipeline operator.

To give you a little bit more color on these assets, Main Pass Oil Gathering currently provides crude oil transportation services to the Main Pass, Viosca Knoll and Mississippi Canyon areas with onshore Louisiana deliveries to either the Delta or Cypress pipelines and on to the Empire Terminals. American Panther provides crude oil and natural gas transportation from the South Marsh Island area offshore to an onshore station near Henry Hub in Vermilion Parish, Louisiana for crude oil and onto the Henry Hub for natural gas.

In our Natural Gas Services segment where the majority of our revenue is generated from reservation-based take or pay agreements, overall volumes were flat in the third quarter. The team has been focused on capturing increased market share and recontracting at higher rates. We have had very attractive market connectivity with our natural gas pipeline and we feel that we are still in the early innings of maximizing the potential of these assets.

Also of note, in October we placed in service the AlaTenn Southern Natural Gas Connection which was backed by an agreement that increases the contracted quantity of that pipeline by more than 30%. We also expect to begin delivery to the Angus Chemical Plant in Sterling, Louisiana via a new lateral off our MLGT by year-end.

Finally, you will recall that earlier this year we completed the new Midla-Natchez Pipeline and with only two active deliveries remaining on the legacy Midla system, we’re driving to complete the three-year reconfiguration and abandonment effort.

For our Gathering and Processing segment, overall gas volumes were down slightly in the second quarter driven entirely by lower volumes in Louisiana. Texas, Permian and Eagle Ford gas volumes were flat quarter-over-quarter. NGL volumes were also slightly down, which was offset by higher NGL prices for equity barrels from our East Texas gas plants. Y-grade volume to our Longview facility from local third party gas plants remained steady with American Midstream Logistics hauling over 70% of the total volume, which provides more touch points in the AMID value chain.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

On the Lavaca system in the Eagle Ford, our anchor producers brought on two four-well pads in the third quarter and has had an aggressive two rig drilling program for all of 2018. Much of the drilling will be on existing pads already connected to our system that minimizes the capital necessary to support significant volume growth. Several wells in the 2018 drilling program will be in the recently acquired acreage which is within the AMID dedication.

As mentioned in last quarter’s call, volumes continue to build at our Yellow Rose Processing Plant in the Permian as our anchor producer implements their one-rig drilling program and their joint interest wells exceed expectations. We have added compression to handle the volume from their three-well pad that was recently brought online.

The Mesquite Processing facility ran well in the third quarter and is setting records for volume and margins.

In our Terminals segment in the third quarter, we brought on 150,000 barrels of new asphalt storage Harvey, Louisiana, along with commencing truck service in September while maintaining large ship and rail deliveries. Furthermore, we continue to build out capabilities for products that require heated storage under long-term contract. The permits have been submitted for our 1.3 million barrel Harvey Marine Terminal expansion project and we are expecting fourth quarter approval and notice to proceed.

For our Refined Products Terminals, the waiver to increase the supply of gasoline after Hurricane Harvey led to strong early season in addition to high margin butane blending in our North Little Rock and Caddo Mills terminals, with overall volume up slightly at both locations.

On the Crude side of the business, we saw steady drilling activity around our Silver Dollar Pipeline System with anticipated volume growth to increase around 40% over the next six months. We currently expect to provide over $20 million of growth cap ex to meet drilling demand around the footprint and maintain our dependable trucking crude service.

In the Bakken, we completed construction on our connection to the Dakota Access Pipeline in September, giving producers significant new optionality for their takeaway barrels.

Now I’ll turn the call over to Eric to discuss our financial performance.

Eric T. Kalamaras:

Thank you, Rene, and good morning everyone. During the third quarter, as Lynn discussed, we took some bold steps and executing on the strategy of redeploying capital into higher growth businesses and by divesting non-core assets at attractive multiples. This increases the value of AMID and at the same time simplifies our business. Our important thing to keep in mind is since June 2017 AMID has effectively reallocated over $450 million of capital in seven highly accretive transactions while taking meaningful steps to also improve the Partnership’s balance sheet. Further, we continue to make excellent progress in realizing value from our core business. With a third quarter Adjusted EBITDA of $42.3 million and distributable cash flow of $22 million, up 3% from last quarter.

On October 26, 2017 we announced a distribution of $0.4125 per common unit or $1.65 annually. The distribution will be paid November 14 to unitholders of record as of the close of business on November 7. This represents the 25th consecutive quarterly distribution since our initial public offering in 2011. With this distribution, AMID will have returned approximately $64 million of capital back to unitholders just for 2017 alone.

There are a host of moving parts this quarter due to our capital strategy. Before I get into those, let me first say that the tenets of our strategy and the outcome have had to meet three primary criteria. First, any action we took had to be net accretive to both our distributable cash flow and our balance sheet. Second, it needed to enhance our cash flow profile. Third, it had to simplify our asset base. While our approach will cause the third and fourth quarters to be transitional in nature, we believe our strategy will demonstrate that we have accomplished all of our objectives and that it will be quite positive for all our stakeholders as we head into 2018.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Beginning the in the third quarter, we completed the disposition of our propane business for $170 million and recorded a net gain of $47 million. Now, we closed the sale in early September and missed a month of cash flow as a result. We also received an additional gain from the acquisition related to our Main Pass Oil and Gas investment, largely due to the acquisition of Panther that owned Main Pass Oil and Gas, which is one of our equity investments, and as a result, we recorded a gain of $32 million due to the difference between the fair value of the investment and its carrying value.

Now, moving on to the quarterly segment performance, the Gas Gathering and Processing segment had gross margin about $12.8 million, an increase of approximately 1% as compared to the same period last year. Average throughput was 201 million cubic feet a day, down slightly from 211 million cubic feet a day a year ago, however, NGL production materially increased in our East Texas assets as volumes flowing through our processing plants increased as a result of higher producer activity which drove the truck and rail volumes.

Liquid Pipeline and Services gross margin was $7.8 million, an increase of over 3% as compared to the same period last year, primarily from a 23% increase in volumes on our Silver Dollar Pipeline. Additionally, we saw incremental earnings on Tri-States because of increased volumes in Delta House and other third party deepwater platforms.

Natural Gas Transportation and Services gross margin was $5.4 million, an increase of 44% from the same period last year. The increase is mostly due to a new firm transportation contract on our MLGT system as well as continued efficiency in capital projects on Natchez and additional demand growth.

The Offshore Pipeline and Services gross margin was $29.3 million, an increase of 21% as compared to the same period last year. The increase is primarily related to joint venture earnings from continued strong volume performance at Delta House, Destin, and our Okeanos investments.

In total, cash distributions from our offshore JVs were up 31% versus last quarter and mostly attributable to Delta House because of increased ownership interest from 20.1% to 35.7%, as well a higher volumes generally.

While our Offshore segment was negatively impacted during the third quarter by hurricane-related outages and platform maintenance, these cash flow impacts were negligible. Due to the off-quarter timing of cash distributions, these minimal impacts will likely be seen in the fourth quarter of 2017 or first quarter of 2018.

Delta House operated at 123,000 barrels a day, up 27% year-over-year, led by additional volumes that have taken the system to nameplate capacity and beyond as two additional prospects provided a full nine-month of volumes in 2017 versus 2016.

Terminaling Services gross margin was $8.5 million compared to $10.7 million for the same period in 2016. The decrease is mostly due to reduction in storage utilization at our Cushing Terminal and higher operating expenses at Harvey. Partially offsetting this was an increase in throughput revenue at our (Inaudible) Terminal due to facility enhancements. The terminal throughput increased 8% to 60,000 barrels a day as compared to the same period last year.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Direct operating expenses totaled $20.7 million, up 17.8% compared to the same period last year. However, since the third quarter of 2016 we have significantly grown our asset base through a series of accretive transactions which has enabled us to gain meaningful scale. Through this scale and increased levels of efficiency, we have seen reductions in costs relative to our growth in cash flow.

Corporate expenses for the third quarter were $27.1 million, up 23% compared to last year. The increase is primarily due to transaction and merger related costs associated with our capital redeployment that largely took place in the third quarter. Adjusting for these nonrecurring expenses, third quarter recurrent corporate expenses were approximately $16.7 million, which is about 3% lower than the second quarter 2017 run rate.

With the sale of the Propane business coupled with other strategic initiatives, we believe there is room for approximately $46 million of annual corporate expense savings that could be achieved by year-end relative to the second quarter. When combined with additional cash flow from Viosca Knoll, Panther, Destin and the Trans-Union transactions, and with minimal additional corporate expense associated, we believe this is another area where we can begin to see the benefits of additional leverage in expenses.

Interest expenses, excluding gains and losses from interest rate derivatives, totaled $17.8 million compared to $5.8 million last year. The increase is related to higher interest expense from the term-out of our revolver using unsecured notes. That creates a more flexible capital structure and essentially allows us to reload the revolver at lower rates and allows us to grow our business in a more flexible fashion.

We paid $5.8 million in cash distributions on the Preferred A and C units, and we redeemed the entire Series D units with cash on hand on October 2nd.

We had total debt of approximately $1 billion inclusive of $710 million drawn under our senior secured revolving credit facility, $300 million of unsecured notes, and $59 million of non-recourse senior secured notes. We ended the quarter with a cash balance of about $7 million.

The Partnership also ended the quarter with approximately $190 million of available borrowings under our revolving credit facility and total leverage of 4.9 times. At pro forma for the asset repositioning that has occurred through much of the third quarter, leverage would have been closer to 4.5 times.

For the quarter, non-acquisition capital expenditures totaled $21 million including approximately $2.4 million for maintenance capital.

The redeployment of capital from the sale of our Propane business combined with other cost savings that I mentioned greatly enhances our cash flow profile going forward.

We have $650 million in interest rate swaps at a weighted average rate of LIBOR plus 130 basis points and we’ll manage rate exposure through a combination of revolver term-outs and fixed and floating swap protection.

In conjunction with AMID’s numerous organic growth projects, the Partnership is well positioned for materially higher 2018 EBITDA and distributable cash flow. With the acquisition of Southcross, we expect annualized 2018 Adjusted EBITDA to be more than $300 million.

Now, the groundwork for a larger yet simpler American Midstream began in 2016 and as we enter 2018 we will have a Partnership of more focus and scale on our core expertise and an asset footprint that will allow us to capture additional growth opportunities going forward.

With that, I will turn the call back over to Lynn.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Lynn Bourdon, III:

Thanks, Eric. Before we open the call for questions, I’d like to reiterate that the Partnership continues to experience success in our recapitalization and repositioning strategy as well as in our base operations. The Partnership is capturing new business, creating more opportunities for both organic and acquisitive investments that are expected to increase distributable cash flow.

In particular, we are very enthusiastic about the multiple opportunity sets that the Southcross transaction opens up to AMID. From this dynamic platform we are positioned to grow organically by expanding and connecting our systems or by acquiring bolt-on assets, and we will no longer be relegated to the sidelines when discussion basin-to-basin-to-end user organic opportunities.

As we grow, I want to reaffirm our commitment to maintaining a balanced and efficient capital structure. We are confident that our combined unitholders, employees, customers and partners will benefit from our greater scale, increased operational and commercial flexibility, enhanced cash flow and growing distributable cash flow on a per unit type profile, and a significantly expanded set of opportunities.

Quite frankly folks, this train is leaving the station. I hope as investors you are as excited as we are about our future and that you stay with us or you get onboard quick because we have an exciting and successful journey ahead of us and we’re not waiting around.

I also want to thank all of our hardworking employees for their efforts this past quarter, especially those who worked through and had to live through the impact of Hurricane Harvey in August, Hurricane Irma in September and Hurricane Nate in October, all of which had significant impact from the Southeast and Gulf Coast from both a property and a lives perspective. It is through your dedication and focus that we’re able to be as successful as we have been and I want to thank everyone for his or her continued focus on safety. We continue to believe that a safe company is a reliable company and ultimately the type of company our customers want to do business with.

With that, Operator, we’ll open up the call for questions.

Operator:

Certainly. As a reminder, if you would like to ask a question at this time, please press star, followed by the number one on your telephone keypad. Again, to ask a question, that’s star, then one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of TJ Schultz with RBC Capital Markets. Your line is open.

TJ Schultz:

Hey, guys. Good morning.

Lynn Bourdon, III:

Hi, TJ.

TJ Schultz:

On the outlook for next year and we think about the $300 million in EBITDA, I’m just trying to understand the go-forward on Delta House distribution and this higher ownership. The distributions bounce around a bit each quarter so it’s a little hard for me to kind of calculate or understand some of the rate adjustments. If I just take what you’ve done through the first nine months of this year at 20%, I guess, ownership, I get to a run rate at your higher ownership of about $15 million per quarter. Is that fair? Maybe you can help me if I’m missing something with some of the volumes that have ramped on that asset.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Eric T. Kalamaras:

Sure, TJ. We can talk about this offline as well to try to orient you on the rate just to make sure we’re on the same page. I would say that bear in mind what we’re seeing in the third quarter is something that is fairly representative of what you would see going forward. I think something closer to 15 is probably going to be adequate for what we’re seeing in the new volumes, but again, we’ll help you orient on the rate adjustment as well.

TJ Schultz:

Okay. Then on the Harvey expansion, what’s the plan on the expansion or your view of that as a likely attractive project just in the context of looking to sell select terminals.

Lynn Bourdon, III:

TJ, great question. One, we’re needing to wait until we get the permits for both the facility as well as the dock in order for us to proceed with any of the expansion work. We see a pretty robust demand for additional terminaling services in that particular area. We are talking with and working with a number of companies on a multitude of opportunities, a lot of which we currently have the same type of products in the facility as well as some new types of products. We would anticipate that that would be a couple of year buildout, probably not something that we’d be able to accomplish within the next 12 months. I think our timeline is really more of a 36-month type timeline.

TJ Schultz:

Okay. Then can you just provide some more color around Silver Dollar? It sounds like there’s some growth cap ex that’s needed there to capture some of that volume increases. What kind of projects are you spending on? My understanding is there’s excess capacity on that pipeline so just trying to understand where some of the incremental growth cap ex is going.

Lynn Bourdon, III:

That’s another good question and this is actually really very simple. We’re just extending the line to the West and to the North and to some new areas where there is both some dedicated and undedicated type of acreage. We have a couple of new deals with some producers that we’re working with. It’s very straightforward. We should be online somewhere between December/January timeframe depending upon just permits and construction and some weather. We’re very excited about this. This also puts us really close to a whole bunch of new acreage that is undedicated and in some areas we’re the closest pipeline by a pretty good stretch.

TJ Schultz:

Got it. Okay. Thanks, guys.

Operator:

Once again, if you would like to ask a question at this time, please press star, followed by the number one on your telephone keypad.

There are no further questions at this time. I’ll turn the call back over to Mark Buscovich for closing comments.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

Mark Buscovich:

I’ll actually turn that over to Lynn.

Lynn Bourdon, III:

Thank you and thanks everybody for joining us today. We continue to be excited about the future of American Midstream. We appreciate your support and your interest in the things that we’re doing, and we look forward to seeing you in another quarter.

Operator:

Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

Additional Information and Where to Find it

This communication relates to a proposed business combination between American Midstream Partners, LP (“AMID”) and Southcross Energy Partners, L.P. (“SXE”). In connection with the proposed transaction, AMID and/or SXE expect to file a proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”).

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of SXE. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s internet website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participation in the Solicitation of Votes

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding SXE’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding AMID’s directors and

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American Midstream Partners, LP – Third Quarter 2017 Earnings Conference Call, November 8, 2017

executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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